Exhibit 99.1

ITURAN PRESENTS RECORD AFTER-MARKET SUBSCRIBER
GROWTH IN ITS RESULTS FOR THE FIRST QUARTER OF 2022

Added 43,000 net subscribers and presents 7% growth in revenue & 13% growth in
EBITDA

AZOUR, Israel – May 24, 2022 – Ituran Location and Control Ltd. (NASDAQ: ITRN), today announced its consolidated financial results for the first quarter of 2022.

Highlights of the first quarter of 2022
•	43,000 net subscriber growth: net increase in aftermarket of 59,000 and net decrease in OEM of 16,000 with total number of subscribers at 1,924,000 at quarter-end;
•	Revenues of $72.1 million, an increase of 7% year-over-year;
•	Net income was $8.7 million, an increase of 6% year-over-year;
•	EBITDA of $19.3 million, up 13% year-over-year;
•	Generated $7.0 million in quarterly operating cash flow;
•	Declared dividend of $0.14 per share (approximately $3 million) and continued the share buy-back program starting on April 1, 2022.

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “We are pleased with the financial results and the very solid start to 2022, demonstrating a real recovery in our aftermarket business across all our geographies as well as the contribution from some of our new growth engines: including UBI, finance customers and car rental companies. What I am most pleased about is the very solid growth in our subscriber base which strengthens our expectations of adding between 140 and 160 thousand net subscribers in 2022. Our subscriber base is expected to cross the two million customers mark during this year and I am very proud of soon reaching this milestone. I look forward to reaping the fruits of our continued growth in the upcoming quarters. ”

First Quarter 2022 Results

Revenues for the first quarter of 2022 were $72.1 million, an increase of 7% compared with revenues of $67.4 million in the first quarter of 2021.

70% of revenues were from location-based service subscription fees and 30% were from product revenues.

Revenues from subscription fees were $50.2 million, an increase of 10% over first quarter 2021 revenues.

The subscriber base amounted to 1,924,000 as of March 31, 2022. This represents an increase of 43,000 net over that of the end of the prior quarter, and an increase of 136,000 year-over-year. During the quarter, there was an increase of 59,000 in the aftermarket subscriber base and a decrease of 16,000 in the OEM subscriber base.

Product revenues were $21.8 million, an increase of 0.5% compared with that of the first quarter of 2021.

Gross profit for the quarter was $33.3 million (46.2% of revenues), a 9% increase compared with gross profit of $30.7 million (45.5% of revenues) in the first quarter of 2021.

The gross margin in the quarter on subscription revenues was 55.9%, compared with 55.1% in the first quarter of 2021. The gross margin on products was 23.7% in the quarter, compared with 25.4% in the first quarter of 2021, and the product margin was somewhat impacted due to the product sales mix as well as increased spot prices of components due to the global shortage.

Operating income for the quarter was $14.4 million (19.9% of revenues), an increase of 12% compared with an operating income of $12.8 million (19.0% of revenues) in the first quarter of last year.

EBITDA for the quarter was $19.3 million (26.7% of revenues), an increase of 13% compared with an EBITDA of $17.1 million (25.4% of revenues) in the first quarter of last year.

Financial expense for the quarter was $2.6 million compared with a financial expense of $1.0 million in the first quarter of last year. The increase in financial expense in the quarter was primarily due to the fall in the public market value of Ituran’s early-stage company holding, SaverOne, which amounted $2.4 million in the current quarter.

Net income for the first quarter of 2022 was $8.7 million (12.1% of revenues) or diluted earnings per share of $0.43, compared with $8.3 million (12.3% of revenues) or diluted earnings per share of $0.40.

Cash flow from operations for the first quarter of 2022 was $7.0 million.

As of March 31, 2022, the Company had cash, including marketable securities, of $45.2 million and short and long-term bank credit of of $26.5 million, amounting to a net cash of $18.7 million. This is compared with cash, including marketable securities, of $54.7 million and short and long-term bank credit of $31.4 million, amounting to a net cash of $23.3 million, as of December 31, 2021.

Dividend

For the first quarter of 2022, a dividend of $0.14 per diluted share (approximately $3.0 million) was declared. This is in line with the Board’s current policy of issuing at least $3 million on a quarterly basis.

Buy Back

On August 4, 2021, Ituran announced that it Board of Directors made the decision to continue executing on the $19 million remainder of a $25 million share buy-back program that was first announced in 2019. Share repurchases, were funded by available cash and repurchases of Ituran's ordinary shares under SEC Rule10b-18 terms. In 2022, the share buyback was renewed on April 1.

Conference Call Information

The Company will also be hosting a conference call later today, May 24, 2022 at 10am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 860 9642
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609
at:
10:00am Eastern Time, 7:00am Pacific Time, 5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors, as well as factors related to the global COVID-19 pandemic.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to approximately 2 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has approximately 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO & VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 212 378 8040

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2022

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of March 31, 2022

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ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	Decmber 31,
(in thousands)	2022	2021
	(unaudited)

Current assets
Cash and cash equivalents	43,254	50,306
Investments in marketable securities	1,951	4,405
Accounts receivable (net of allowance for doubtful accounts)	48,245	43,916
Other current assets	44,544	36,979
Inventories	31,550	27,128
	169,544	162,734

Non- Current investments and other assets
Investments in affiliated companies	1,218	885
Investments in other companies	1,827	1,866
Other non-current assets	3,405	3,146
Deferred income taxes	11,412	11,091
Funds in respect of employee rights upon retirement	16,263	16,205
	34,125	33,193

Property and equipment, net	39,453	35,652

Operating lease right-of-use assets, net	11,682	4,690

Intangible assets, net	15,937	16,753

Goodwill	39,912	39,999

Total assets	310,653	293,021

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	March 31,	December 31,
(in thousands)	2022	2021
	(unaudited)
Current liabilities
Credit from banking institutions	17,865	18,257
Accounts payable	24,075	21,275
Deferred revenues	23,401	24,333
Other current liabilities	39,985	40,767
	105,326	104,632

Non- Current liabilities
Long term loan	8,597	13,169
Liability for employee rights upon retirement	22,971	22,476
Deferred income taxes	1,909	1,952
Deferred revenues	12,064	8,902
Others non-current liabilities	2,316	2,337
Operating lease liabilities, non-current	8,457	1,750
	56,314	50,586

Stockholders’ equity	143,174	132,460
Non-controlling interests	5,839	5,343
Total equity	149,013	137,803
Total liabilities and equity	310,653	293,021

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three months period ended March 31,
(in thousands except per share data)	2022	2021
	(unaudited)
Revenues:
Telematics services	50,226	45,619
Telematics products	21,846	21,746
	72,072	67,365

Cost of revenues:
Telematics services	22,132	20,471
Telematics products	16,677	16,231
	38,809	36,702

Gross profit	33,263	30,663
Research and development expenses	4,140	3,546
Selling and marketing expenses	3,124	3,256
General and administrative expenses	11,712	11,098
Other income, net	(79)	(12)
Operating income	14,366	12,775
Other expenses, net	-	(3)
Financing expenses, net	(2,565)	(993)
Income before income tax	11,801	11,779
Income tax expenses	(2,464)	(2,813)
Share in losses of affiliated companies ,net	(43)	(11)
Net income for the period	9,294	8,955
Less: Net income attributable to non-controlling interest	(565)	(694)
Net income attributable to the Company	8,729	8,261

Basic and diluted earnings per share attributable to Company’s stockholders	0.43	0.40

Basic and diluted weighted average number of shares outstanding (in thousands)	20,534	20,813

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three months period ended March 31,
(in thousands)	2022	2021
	(unaudited)
Cash flows from operating activities
Net income for the period	9,294	8,955
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	4,907	4,352
Interest and exchange rate on short and long term credit	-	(29)
Loss in respect of trading marketable securities	2,350	481
Increase in liability for employee rights upon retirement, net	918	462
Share in losses of affiliated company, net	43	11
Deferred income taxes	157	(921)
Capital gain from sale of property and equipment, net	(62)	(4)
Increase in accounts receivable	(3,685)	(5,588)
Increase in other current and non-current assets	(3,026)	(520)
Decrease (increase) in inventories	(4,750)	1,660
Increase (decrease) in accounts payable	1,211	(956)
Increase decrease in deferred revenues	1,846	1,821
Decrease in other current and non-current liabilities	(2,253)	(521)
Net cash provided by operating activities	6,950	9,203

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(392)	(739)
Capital expenditures	(6,122)	(2,717)
Investments in affiliated and other companies	(377)	(282)
Investment in long term deposit	(22)	(79)
Proceeds from sale of property and equipment	210	221
Net cash used in investment activities	(6,703)	(3,596)

Cash flows from financing activities
Short term credit from banking institutions, net	(49)	(49)
Repayment of long term loan	(4,177)	(10,771)
Dividend paid	(2,891)	-
Dividend paid to non-controlling interest	-	(29)
Net cash used in in financing activities	(7,117)	(10,849)
Effect of exchange rate changes on cash and cash equivalents	(182)	(2,808)
Net decrease in cash and cash equivalents	(7,052)	(8,050)
Balance of cash and cash equivalents at beginning of period	50,306	72,183
Balance of cash and cash equivalents at end of period	43,254	64,133

Supplementary information on financing and investing activities not involving cash flows:
In March 2022, the Company declared a dividend in the amount of US$ 3 million.  The dividend was paid in April 2022